Exhibit 3.13

STATE OF DELAWARE

CERTIFICATE AMENDMENT

1.	First: The name of the limited liability company is Samson LS, LLC

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

The name of the limited liability company is changed to Samson Lone Star, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 9th day of January, A.D. 2012.

By:	/s/ Annabel M. Jones
Authorized Person(s)

Name:	Annabel M. Jones
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